Exhibit 99.1(a)(5)(B)
Stock Option Repurchase Program
A Message from Gene Hall
      I am pleased to announce that we are launching a Stock Option Repurchase Program. In this program, associates can tender certain previously issued fully vested stock options with an exercise price above $12.95 and receive, in exchange, a cash payment equal to the value of the stock options. All stock options tendered will be cancelled. Stock options issued under our 2003 Long Term Incentive Plan are not eligible for this repurchase.
      Eligible associates will receive an e-mail on Monday August 22, 2005 from Mellon Investor Services LLC (“Mellon”), Gartner’s third-party administrator for the Stock Option Repurchase Program. The e-mail will provide a link to the Mellon Web site (http://www.corporate-action.net/gartner) and contain a PIN which will allow eligible associates to access to the site. The Web site will provide associates with the specifics of the program and directions on how to tender their stock options.
      Associates who choose to tender in the Stock Option Repurchase Program must agree to sell all eligible options. The deadline for electing to tender options is 9 p.m. New York City Time on September 19, 2005. Options that associates elect to tender will be cancelled shortly thereafter. Once cancelled, options cannot be reinstated.
      The full offer to purchase and the related election agreement, which includes questions and answers and certain risks of participating in the program, will be available on the Mellon Web site. If you do not receive an e-mail from Mellon containing your PIN, contact Mellon at +1-888-451-6741 (toll-free from within the United States) or +1 201-373-5156 (by reverse charges if required) from outside the United States. You may also contact your local HR partner if you have any questions.
      This notice does not constitute the offer to purchase. Gartner has provided eligible option holders with written materials explaining the precise terms and timing of the offer to purchase. Eligible option holders should read these written materials carefully because they contain important information about the program. These materials and other documents filed by Gartner with the U.S. Securities and Exchange Commission (SEC) can be obtained free of charge from the SEC’s Web site at http://www.sec.gov/. The Stock Option Repurchase Program is subject to securities regulation in most countries and will not be offered in any country until Gartner complies with all regulations and receives requisite government approvals. Gartner option holders may obtain a written copy of the offer to purchase by contacting Mellon Investor Services at 1-888-451-6741 (toll-free from within the United States) or at +1-201-373-5156 by (reverse charges from outside the United States.
September 19, 2005 is deadline for Stock Option Repurchase Program participation
      On August 22, 2005, Gartner announced the beginning of the Stock Option Repurchase Program. As a reminder to all Gartner employees who hold eligible options, the last time to make, change or withdraw your election is September 19, 2005 at 9 p.m., New York City Time. Gartner will cancel all stock options elected for repurchase shortly thereafter. The program is completely voluntary. Participation is not required.
      For more information about the program, visit the Stock Option Repurchase Program website at http://www.corporate-action.net/gartner.
      This notice does not constitute the offer to purchase. Gartner has provided eligible option holders with written materials explaining the precise terms and timing of the offer to purchase. Eligible option holders should read these written materials carefully because they contain important information about the program. These materials and other documents filed by Gartner with the U.S. Securities and Exchange Commission (SEC) can be obtained free of charge from the SEC’s Web site at http://www.sec.gov. The Stock Option Repurchase Program is subject to securities regulation in most countries and will not be offered in any country until Gartner complies with all regulations and receives requisite government approvals. Gartner option holders may obtain a written copy of the offer to purchase by contacting Mellon Investor Services at +1-888-451-6741 (toll-free from within the United States) or at +1-201-373-5156 (by reverse charges if required) from outside the United States.